

February 3, 2017

Via E-mail
Benjamin S. Miller
Chief Executive Officer
Fundrise Income eREIT II, LLC
1519 Connecticut Avenue NW, Ste. 200
Washington, DC 20036

> **Re:** **Fundrise Income eREIT II, LLC**
> **Amendment No. 1 to Draft Offering Statement on Form 1-A**
> **Submitted January 6, 2017**
> **CIK No. 0001660998**

Dear Mr. Miller:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Summary, page 13

Valuation policies, page 19

1.      We note your disclosure that the estimated values of each of your commercial real estate assets and investments will be determined by your sponsor's asset management team. Please revise your disclosure to provide a more specific description of your sponsor's asset management team and clarify, if true, that no other party will play a role in determining NAV. In addition, please describe any circumstances that may cause you to determine that an appraisal of a real estate asset is necessary.

Risk Factors, page 23

2.      Although we note the risk factor on page 49, please revise to specifically describe, in this section or elsewhere as appropriate, any risks and/or conflicts arising from the lack of any valuation expert, appraisals and board oversight, including independent directors, in determining NAV, as applicable.

Prior Performance Summary, page 91

Our Sponsor's Prior Investment Programs, page 92

3.      We continue to note your disclosure regarding unrealized investments.  Please revise to provide the annualized returns or internal rate of return solely from your completed programs.  With respect to on-going programs, please revise to describe such programs without including returns based on unrealized investments.  In addition, please confirm that the unrealized investments and the assumption that all of the outstanding principal of the unrealized investments was paid in full as of December 31, 2016 are not reflected in any prior performance table.

Note 7. Events (Unaudited) Subsequent to the Date of the Independent Auditor's Report, page F-10

4.      It appears that your disclosure under this Note serves to only correct errors in Notes 2 and 3.  Please revise to correct the disclosures within the respective audited Notes.

Note 2. Summary of Significant Accounting Policies
Share Redemptions, page F-16

5.      Your disclosure on page F-18 indicates that the Company's NAV per share will be calculated at the end of each quarter beginning on December 31, 2018.  However, disclosure on page F-10 indicates that NAV will be calculated at the end of each semi-annual period beginning December 2018.  Please revise your disclosure for this inconsistency.

Appendix A

6.      We note your response to our prior comment 6 in which you have provided us with your template for future NAV disclosures.  We note that your revised disclosure following the Statements of Assets and Liabilities references estimation of the market value of your shares and NAV on a quarterly basis.  Please revise to clarify throughout the offering statement that there is no market value for your shares as they are not listed or traded and revise to clarify for consistency with the rest of the document when NAV will be determined.

7.  With a view to disclosure, please provide us an analysis regarding your calculation of NAV, including:

    - the process by which the value estimate was determined, including the role of each of the parties involved in the process and the primary valuation methods used;
    - the key assumptions used in the primary valuation method, including the weighted average for each key assumption and a quantitative example of the sensitivity of the estimate to changes in assumptions.

    Please note that we continue to evaluate your NAV disclosure and we may have further comments.

    You may contact William Demarest, Staff Accountant, at 202-551-3432, or Jaime John, Accounting Branch Chief, at 202-551-3446, if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

    Sincerely,

    /s/ Jennifer Gowetski

    Jennifer Gowetski
    Senior Counsel
    Office of Real Estate and
    Commodities